FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 April 3, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: March Output Statement dated 3 April 2003




BRITISH ENERGY plc - OUTPUT STATEMENT

MARCH OUTPUT STATEMENT



A summary of net output from all of British Energy's power stations in March 2003 is given in the table below, together with comparative data for the previous financial year:



                                         2001/02                                        2002/03
                              March               Year to Date               March               Year to Date

                        Output       Load      Output       Load       Output      Load     Output        Load
                        (TWh)       Factor     (TWh)       Factor      (TWh)      Factor     (TWh)       Factor
                                     (%)                    (%)                    (%)                     (%)


UK Nuclear               5.48         77        67.57        81         5.59         79        63.76        76

UK Other                 0.66         46        7.11         42         0.45         31         5.67        33

Amergen*                 1.78        100        18.66        89         1.86        100        20.20        95

(50% owned)


NOTES:

*    AmerGen        Total capacity was increased following the upgrading in
                    Clinton's capacity in spring 2002 to 1017 MWe and the upgrading in TMI unit 1 capacity to 840 MWe in autumn 2001 following a turbine replacement.



OVERVIEW

The UK nuclear plants achieved the revised output target, announced in August 2002, of 63 TWh

(plus or minus 1 TWh).

The output figure for AmerGen remained in line with plan.



PLANNED OUTAGES

UK Nuclear

  - A statutory outage continued at Dungeness B.
  _ Off-load refuelling was carried out on one reactor each at Dungeness B,
    Heysham 1 and Hartlepool.
  - Low load refuelling was carried out on one reactor each at Hinkley Point B, Hunterston B and Heysham 2.



UNPLANNED OUTAGES

UK Nuclear

  - There were a number of minor unplanned outages at several stations in the period.



CONTACTS

David Wallace           01355 262 574                  (Media Enquiries)
Keith Gilroy            01355 262 253                  (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  April 3, 2003                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations